Exhibit 99.2

CRITICAL METALS CORP. MERGER WITH EUROPEAN LITHIUM
ADVANCES TO SHAREHOLDER VOTE FOLLOWING COURT RULING

Court orders granted convening scheme meetings; Scheme Booklet registered with ASIC

New York, NY – September 15, 2026 – Critical Metals Corp. (Nasdaq: CRML) (“Critical Metals Corp” or the “Company”), a leading critical minerals exploration and mining company, today provided an update on its proposed acquisition of European Lithium Limited (ASX: EUR, FRA: PF8, OTC: EULIF) (“European Lithium”).

Under the proposed transaction, Critical Metals Corp would acquire 100% of the issued share capital of European Lithium and all of European Lithium’s listed options by way of Court-approved schemes of arrangement under Part 5.1 of the Australian Corporations Act 2001 (Cth), comprising a scheme between European Lithium and its shareholders (the “Share Scheme”) and a scheme between European Lithium and the holders of its listed options (ASX: EUROC) (the “Option Scheme”, and together with the Share Scheme, the “Schemes”). The consideration payable under each Scheme is to be satisfied by the issue of new ordinary shares in Critical Metals Corp.

Court Orders Convening Scheme Meetings

European Lithium has announced that on September 15, 2026, the Supreme Court of Western Australia made orders under section 411(1) of the Australian Corporations Act directing European Lithium to convene meetings of its shareholders and optionholders to consider and vote on the Schemes (the “Scheme Meetings”), and approving the dispatch of the Scheme Booklet to European Lithium securityholders.

European Lithium has also convened a general meeting of its shareholders to be held immediately before the Scheme Meetings, at which shareholders will be asked to consider resolutions under Chapter 2E of the Australian Corporations Act. Implementation of each Scheme is conditional on those resolutions being approved.

Registration of the Scheme Booklet and Meeting Dates

The Scheme Booklet has been registered with the Australian Securities and Investments Commission (ASIC) and is expected to be dispatched to European Lithium securityholders on or around September 22, 2026. The Scheme Booklet contains important information regarding the Schemes, including the independent expert’s report, and will be released to the ASX and made available on European Lithium’s website.

The general meeting and the Scheme Meetings are scheduled to be held on Thursday, October 22, 2026 in West Leederville, Western Australia.

Mike Hanson, board director of Critical Metals Corp who leads the Special Committee responsible for this transaction, commented:

“The Court orders and registration of the Scheme Booklet are significant milestones and move the transaction into its final stages. We look forward to the securityholder meetings next month and to completing the combination.”

Subject to the approval of European Lithium securityholders, the approval of the Court, and the satisfaction or waiver of the remaining conditions precedent, the Schemes are expected to be implemented in November 2026. The dates referred to in this announcement are indicative only and remain subject to the Court approval process. Any changes will be announced by European Lithium on the ASX.

About Critical Metals Corp.

Critical Metals Corp (Nasdaq: CRML) is a leading mining development company focused on critical metals and minerals, and producing strategic products essential to electrification and next-generation technologies for Europe and its Western world partners. Its flagship Project, Tanbreez, is one of the world's largest rare earth deposits and is located in Southern Greenland. The deposit is expected to have access to key transportation outlets as the area features year-round direct shipping access via deep water fjords that lead directly to the North Atlantic Ocean.

Another key asset is the Wolfsberg Lithium Project located in Carinthia, 270 km south of Vienna, Austria. The Wolfsberg Lithium Project is the first fully permitted mine in Europe and is strategically located with access to established road and rail infrastructure and is expected to be the next major producer of key lithium products to support the European market. Wolfsberg is well positioned with offtake and downstream partners to become a unique and valuable asset in an expanding geostrategic critical metals portfolio.

With this strategic asset portfolio, Critical Metals Corp is positioned to become a reliable and sustainable supplier of critical minerals essential for defense applications, the clean energy transition, and next-generation technologies in the western world.

For more information, please visit https://www.criticalmetalscorp.com/.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include expectations of our business and the plans and objectives of management for future operations, including with respect to the proposed acquisition of European Lithium and the anticipated timetable for and implementation of the Schemes. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Critical Metals Corp.

Investor Relations: ir@criticalmetalscorp.com

Media: pr@criticalmetalscorp.com

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